SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 16, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
16 August 2013

Number:
18/13

UPDATE ON CONTINUING REGULATORY INVESTIGATIONS

As previously disclosed BHP Billiton received a request for information in August 2009 from the US Securities and Exchange Commission (SEC). As a result the Group commenced an internal investigation and disclosed to relevant authorities including the U.S. Department of Justice (DOJ) evidence that it uncovered regarding possible violations of applicable anti-corruption laws involving interactions with foreign government officials. As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation. The Group is fully cooperating with the relevant authorities as it has since the US investigations commenced.

As a part of the US process, the SEC and DOJ have recently notified the Group of the issues they consider could form the basis of enforcement actions and discussions are continuing. The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics.

In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to comment further or to predict outcomes. BHP Billiton is fully committed to operating with integrity and the Group’s policies specifically prohibit engaging in unethical conduct. BHP Billiton has what it considers to be a world class anti-corruption compliance program.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations:

Australia
Emily Perry
Tel: +61 3 9609 2800
Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211
Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360
Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom
Ruban Yogarajah
Tel: +44 20 7802 4033
Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462
Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas
Jaryl Strong Tel: +1 713 499 5548
Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations:

Australia
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575
Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa
Tara Dines
Tel : +44 20 7802 7113
Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas
James Agar
Tel: +61 3 9609 2222
Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158
Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : August 16, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary